LEGEND MARKETING CORP.
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

January 29, 2008

BY COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance 100 F Street NE
Washington, DC 20549-7010
USA

Attention: Collin Webster, Staff Attorney

Dear Sirs/Mesdames:

Re:	Legend Marketing Corp.
Amendment #3 to Registration Statement on Form SB-2/A
Filed January 7, 2008
File No. 333-141222

Thank you for your letter of January 7, 2008 with respect to Amendment #3 to Form SB-2 (the “Form SB-2”) filed by Legend Marketing Corp. (the “Company”). We enclose our response to your comments and four blacklined copies of our further amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 7, 2008.

Description of Business, page 21

1.	We note your response to prior comment number six and reissue this comment. Please provide us with hard copies of the materials supporting your data, which clearly mark the data that you cite in your registration statement. We note the internet link provided in your registration statement, but it does not include all the sources to which you cite, such as Statistics Canada.

	Response:	We attach to this letter a printout of the Internet article from which we quoted Michael Sullivan of Comag Marketing Group. We have also amended our disclosure on page 23 under the Heading “Competition” to remove references to statistics published by other third parties such as Statistics Canada.

2.

We note your response to prior comment number eight and reissue this comment in part. Please revise your disclosure to include the statement that you do not anticipate having any new clients within the next twelve months, as indicated in your response letter.

Response:	We have revised our disclosure to include a statement that we do not anticipate having any new clients within the next twelve months.

Exhibits

3.	Revise to indicate that the exhibits listed without an asterisk were previously filed with earlier versions of the registration statement.

Response: We have revised our exhibit lists to indicate without an asterisk where previously filed exhibits are incorporated by reference from earlier version of the registration statement.

* * * *

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 765-0455.

Yours truly,

LEGEND MARKETING CORP.

Per: /s/ Franco Perrotta

Franco Perrotta

cc:	Clark Wilson LLP Attn: L.K. Larry Yen